SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April 2003

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes  ☐  No  ☒

This Report on Form 6-K contains:

—	Adecco SA Q1, 2003 (Media Release; Figures as per 30 March 2003)

MEDIA RELEASE

Adecco Staffing restores operational gearing

Productivity gains improve Group profit

Strong cash flow reduces net debt

Highlights:

•	Group Sales down 6% at Euro 3.8 billion (up 2% in local currency); operating income before amortisation down 11% at Euro 113 million (unchanged from last year in local currency); NIBA[1] down 4% at Euro 65 million (up 7% in local currency)
•	Group costs down 10% (-2% in local currency) due to tight cost control in all operational areas resulting in productivity improvements
•	Operational gearing restored at Adecco Staffing demonstrated by growth in sales of 3% and growth in operating income before amortisation of 8%, all in local currency
•	Net debt reduced by Euro 492 million year over year, a reduction of 28%, to Euro 1.3 billion
•	Ajilon achieves sequential sales growth against the last quarter for the first time in eight quarters
•	LHH contributes 15% of group profit on just 2% of group sales
•	Currency effects reduce reported sales, operating income before amortisation and NIBA by -8%, -11% and -11% respectively

CHESEREX, SWITZERLAND, April 15, 2003 – Commenting on the results Jerome Caille, Adecco Group Chief Executive Officer said:

“I am pleased with the results we have achieved this quarter. In particular, in the most important division, Adecco Staffing, we restored our operational gearing: sales growth of 3% in local currency was converted into a profit improvement of 8%.

We have worked on what we could influence regardless of the economic environment: extending the client base from our network of 5,800 branches improving productivity and reducing costs at every level. We are strengthening the company with a focus on profitable sales growth and rollout of our new web-based technology.

And we have invested in our people through extension of our Adecco University training programs.”

Sales

Group sales increased by 2% in local currency to Euro 3,832 million, but sales were down 6% in Euro due to adverse exchange rate movements.

In the Adecco Staffing division, which represents 87% of group sales, sales grew by 3% in local currency. Overall sales in Europe were stable, with unchanged sales in France and sales increases in Germany, the UK and Belgium and 8% sales growth in Spain.

In North America sales were up 9%, principally due to the USA where sales grew by 10%.

In Asia/Pacific sales were up 11%, with a 10% increase in Japan.

Sales from the Ajilon Division, which represents 11% of group sales, were down by 8% in local currency, but for the first time in eight quarters Ajilon showed a quarter over quarter growth in sales of +2%.

Sales of the LHH/Career Services Division, which represent 2% of group sales, mostly in the USA, were down by 8% in local currency.

[1]	Net income before amortisation

Gross Margin

Overall, gross margins were under pressure this quarter. At the group level gross margin was down by almost 1.0% to 17.7% from 18.7% in the first quarter of 2002.

Of this difference 0.2% was due to currency mix changes and 0.1% was due to business mix changes, principally Adecco Staffing growing more than LHH and Ajilon.

Lower average fees for permanent placement accounted for 0.1% of difference and lower temporary staffing margins accounted for 0.6%.

Of the temporary staffing margin difference 0.4% is attributable to US Adecco Staffing, where additional costs for worker’s compensation and state unemployment insurance were incurred.

The remaining temporary staffing margin difference of 0.2% was due to all other changes, including the mix of higher and lower margin business and price pressure.

Operating Costs

The Group reduced operating costs this quarter by 2% when measured in local currency and by 10% when measured in Euro. On a like-for-like basis, excluding the operating costs of jobpilot which were not present in the first quarter of 2002, operating costs were reduced by 3% in local currency. The ratio of operating costs to sales this quarter improved to 14.8% of sales compared with 15.6% last year. Headcount was reduced by around 1,500 full time equivalents (FTE) since last November despite servicing a higher volume of business and thus improving productivity. Tight control over all other operating costs was also maintained. Bad debt provisions have normalized this quarter to 0.2% of sales, down from 0.6% of sales last quarter.

Operating Income before amortisation

Operating income before amortisation was Euro 113 million this quarter representing a return on sales of 2.9%, which is similar to last year’s level. Operating income before amortisation measured in Euro was down 11% due to currency changes.

NIBA2

NIBA increased in the quarter by 7% in local currency over last year to Euro 65 million.

Interest expense reduced by Euro 8 million mainly due to the reduced level of debt.

The tax rate provision in this quarter was reduced to 27% compared with 29% in the first quarter of 2002.

NIBA measured in Euro was down 4% because of the currency effect of -11%.

Net Debt and Cash Flow

Net debt at the end of the quarter was Euro 1,291 million, including off-balance sheet debt. This represents a reduction of Euro 119 million during the quarter and a reduction of Euro 492 million or 28% from the level a year ago.

Strong cash flow from operations of Euro 88 million in Q1 2003 contributed to this reduction.

Currency Impact

Adecco is presenting its results in Euro for the first time this quarter. These have been negatively impacted by currency fluctuations due to the strengthening of the Euro against most currencies except the Swiss Franc, but especially the US Dollar, compared with the first quarter of last year. This reduced sales by 8% and operating income before amortisation and NIBA by 11% each.

Felix Weber, Adecco Group Chief Financial Officer, commented: “Strong operating cash flow contributed to the reduction of net debt this quarter. We also successfully launched a new syndicated loan facility of Euro 580 million at favorable conditions, which provides us the liquidity to fund future growth.”

Adecco Staffing Division

Adecco Staffing is number 1 in the world, with number 1 positions in 11 of the 13 most important staffing markets.

The major accomplishment this quarter was the restoration of operating gearing in this division: we converted sales growth of 3% in local currency into a profit improvement of 8% in local currency (-4% and +2% in Euro, respectively), despite the pressure on gross margin.

•	Sales level at Adecco France was maintained despite a tough comparison to last year due to the euro conversion projects, and improved profitability.

[2]	Net income before amortisation

•	Sales in Adecco USA grew by 10% in local currency (-10% in Euro), but profitability was affected by higher costs for workers compensation and unemployment insurance.
•	Adecco UK sales were up 1% and profit was ahead 79% in local currency (-7% and +57% in Euro, respectively) thanks to branch openings, which brought many new smaller clients and higher gross margins.
•	Adecco Japan gained market share with sales growth of 10% in local currency (+2% in Euro) and demonstrated operational gearing with 17% growth in profit in local currency (+8% in Euro).
•	Adecco Italy sales were down 1% in Euro, while profitability and market share remained at a high level.
•	In Germany, one of the key markets for the future, sales grew by 2% in Euro and increased profitability and we continued to lead industry efforts towards a more favorable regulatory environment.
•	Adecco Spain, with a 28% market share, was the best in class with sales up 8%; gross margin up 10%; costs down 11% and profit up by 111%, in Euro.

Ajilon Professional Division

Ajilon Professional is ranked world number 3 today in the professional staffing market.

Sales for the quarter were Euro 413 million and operating income before amortisation was Euro 13 million, a 3.2% return on sales.

The first quarter performance demonstrated the significant potential for continued increase in profitability, as a result of our focus over the past year on gross margin improvement and aggressive cost reduction initiatives, which have reduced division costs by 10% measured in local currency.

LHH/Career Services Division

Lee Hecht Harrison (LHH) is ranked number 2 in the world outplacement and career services market.

Employment market evolution in the USA has caused a downturn in the outplacement industry resulting in sales being down by 8% in local currency (-23% in Euro).

Operating costs were cut by 3% (-19% in Euro) but the profit was down by 16% in local currency (-30% in Euro) to Euro 20 million. This division contributes 15% of group profit on only 2% of group sales.

jobpilot/e-HR Services Division

jobpilot is the number 2 on-line job board in Europe.

At jobpilot we continued with the integration of services, particularly in Germany where jobpilot’s access to candidates is now successfully used by Adecco. jobpilot operations were at breakeven this quarter.

Technology Update

This quarter we completed the rollout of our new web based technology to France and the UK, which is one of the key drivers behind our increased productivity. The rollout is also planned for most of the rest of our European operations by the end of the year.

This technology allows direct online access to clients and candidates. It also enables our branches to exchange in real time client and candidate information transforming our branch model: The Group now manage over 4.5 million candidates in our shared databases.

This system was initially implemented in Italy where 14,000 candidates were exchanged between our 500 branches during the first quarter 2003.

Outlook

In a still uncertain market environment, the Group will continue to focus on its objectives to reduce the cost base and improve operating performance across all of our businesses, having everything in place, the people, the network and the technology, to take advantage of any upturn.

US GAAP Results

For the three months ended March 30, 2003, the Adecco Group reported under US Generally Accepted Accounting Principles (US GAAP) revenues of Euro 3.8 billion, operating income of Euro 112 million, which includes Euro 1 million amortisation of intangibles and a net income of Euro 64 million.

According to Chief Financial Officer, Felix Weber, “Adecco continues to consider operating income before amortisation and net income before amortisation to be the most relevant benchmarks of the

Adecco Group’s financial performance, as management believes that this represents a better measurement of the operational performance.

Statements made in this press release, other than those concerning historical information, should be considered forward-looking and subject to risks and uncertainties. The Adecco Group’s actual results may differ materially from the results anticipated in these forward-looking statements as a result of certain factors as set forth in the Adecco Group’s reports on Form 20-F made pursuant to the Securities Exchange Act of 1934. For instance, the Adecco Group’s results of operations may differ materially from those anticipated in the forward-looking statements due to, among other things: our ability to successfully implement our growth and operating strategies, fluctuations in interest rates or foreign currency exchange rates, changes in economic conditions, changes in the law or government regulations in the countries in which the Adecco Group operates, instability in domestic and foreign markets, our ability to obtain commercial credit, and changes in general political, economic and business conditions in the countries or regions in which the Adecco Group operates. In addition,the market price of the Company’s stock may be volatile from time to time as a result of, among other things: the Adecco Group’s operating results, the operating results of other staffing service providers, and changes in the performance of global stock markets in general.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects over 650,000 associates with business clients each day through its network of over 28,000 employees and over 5,800 offices in 63 countries around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises four Divisions, Adecco Staffing, Ajilon Professional, LHH Career Services and jobpilot e-HR Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialized branded businesses; LHHCareer Services encompasses our portfolio of outplacement and coaching; jobpilot e-HR focuses on online recruiting activities for the Adecco Group.

Adecco S.A. is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819).

Further information can be found at the Investor Relations page at www.adecco.com.

Contacts at Adecco m & c:

Corporate Investor Relations investor.relations@adecco.com or ++41 1 878 8884	Relations Chief Financial Officer felix.weber@adecco.com or ++41 1 878 8880

Selected Financial Highlights

	Three months ended		% change
EURO millions	March 30, 2003	March 31, 2002	As reported	Constant exchange rate
Net service revenues	3,832	4,061	-6%	2%
Operating income before amortisation	113	126	-11%	0%
Net income before amortisation	65	68	-4%	7%
Net income	64	68	-6%

Net income per share before amortisation
Basic	0.35	0.37	-5%
Diluted	0.35	0.36	-3%
Net income per share
Basic	0.34	0.36	-6%
Diluted	0.34	0.36	-6%
Weighted average shares	186,697,246	186,255,710
Diluted shares	192,069,919	193,495,159

Net income before amortisation is not meant to portray net income or cash flow in accordance with U.S. generally accepted accounting principles. Amortisation is a non-cash charge to operating income before amortisation; however, net income before amortisation does not represent cash available to shareholders. This may not be comparable to similarly entitled items reported by other companies.

Revenues and Contribution* by Division and Geographical Segment

	Net Services Revenues				Contribution*
	Three months ended		% change		Three months ended		% change
	March 30, 2003	March 31, 2002	As reported	Constant exchange rate	March 30, 2003	March 31, 2002	As reported	Constant exchange rate
By Division
Adecco Staffing	3,349	3,473	-4%	3%	100	99	2%	8%
Ajilon Professional	413	506	-18%	-8%	13	16	-21%	-6%
Career Services	64	82	-23%	-8%	20	29	-30%	-16%
e–HR & Others	6	0	n.m.	n.m.	0	-1	n.m.	n.m.

By Region
Europe	2,365	2,401	-1%	0%	94	76	25%	26%
North America	981	1,148	-15%	4%	25	49	-48%	-36%
Asia Pacific	391	384	2%	10%	15	13	8%	16%
Rest of World	95	128	-25%	12%	-1	5	n.m.	n.m.

Corporate expenses					-20	-17

Total	3,832	4,061	-6%	2%	113	126	-11%	0%

*	Operating income before amortisation at Group level

Additional information available upon request.

Consolidated Statements of Operations

	Three months ended		% change
EURO MILLIONS	March 30, 2003	March 31, 2002	Euro	Constant

Net service revenues	3,832	4,061	-6%	2%
Direct costs of services	(3,153)	(3,302)

Gross margin	679	759
%	17.7%	18.7%

Selling, general & administrative expenses	(566)	(633)
%	14.8%	15.6%

Operating income before amortisation	113	126	-11%	0%
%	2.9%	3.1%

Interest income	2	4
Interest expense	(22)	(30)
Other expense	(4)	(4)
Provision for income taxes	(24)	(28)

Net income before amortisation	65	68	-4%	7%
%	1.7%	1.7%
Amortisation of intangibles	(1)	—

Net income	64	68	-6%

Net income per share
Basic	0.34	0.36	-6%
Diluted	0.34	0.36	-6%

Net income per share before amortisation
Basic	0.35	0.37	-5%
Diluted	0.35	0.36	-3%

Weighted average shares	186,697,246	186,255,710
Diluted shares	192,069,919	193,495,159

Net income before amortisation is not meant to portray net income or cash flow in accordance with U.S. generally accepted accounting principles. Amortisation is a non-cash charge to operating income before amortisation; however, net income before amortisation does not represent cash available to shareholders. This may not be comparable to similarly entitled items reported by other companies.

Net Service Revenues and Contribution* by Division & Geographic Segment

	Net Service Revenues				Contributer*
Q1 2003 (in Euro millions)	2003	2002	Variance %		2003	2002	Variance %
			Euro	Constant			Euro	Constant
Adecco Staffing
Europe	2,152	2,164	-1	0	88	71	27	28
North America	737	824	-11	9	-1	10	n.m.	n.m.
Asia Pacific	365	357	2	11	14	13	5	14
Rest of World	95	128	-25	12	-1	5	n.m.	n.m.

Total	3,349	3,473	-4	3	100	99	2	8

Ajilon Professional
Europe	199	231	-14	-8	5	5	-11	0
North America	188	248	-24	-8	7	11	-30	-13
Asia Pacific	26	27	-4	2	1	0	92	106
Rest of World

Total	413	506	-18	-8	13	16	-21	-6

Career Services
Europe	8	6	24	26	1	1	21	22
North America	56	76	-27	-11	19	28	-33	-18
Asia Pacific
Rest of World

Total	64	82	-23	-8	20	29	-30	-16

e-HR & Others
Europe	6	0	n.m.	n.m.	0	-1	n.m.	n.m.
North America
Asia Pacific
Rest of World

Total	6	0	n.m.	n.m.	0	-1	n.m.	n.m.

Adecco Group Summary
By Division
Adecco Staffing	3,349	3,473	-4	3	100	99	2	8
Ajilon Professional	413	506	-18	-8	13	16	-21	-6
Career Services	64	82	-23	-8	20	29	-30	-16
e-HR & Others	6	0	n.m.	n.m.	0	-1	n.m.	n.m.
By Region
Europe	2,365	2,401	-1	0	94	76	25	26
North America	981	1,148	-15	4	25	49	-48	-36
Asia Pacific	391	384	2	10	15	13	8	16
Rest of World	95	128	-25	12	-1	5	n.m.	n.m.
Corporate Expenses					-20	-17

Total	3,832	4,061	-6	2	113	126	-11	0

* Operating income before amortisation at Group level.

Consolidated Balance Sheets

EURO MILLIONS	March 30, 2003	December 30, 2002

ASSETS
Current assets
Cash and cash equivalents	277	212
Trade accounts receivable, net	2,836	2,906
Other current assets	388	334

Total current assets	3,501	3,452
Property, equipment and leasehold improvements, net	407	435
Other assets	443	456
Intangibles, net	14	15
Goodwill, net	1,428	1,462

Total assets	5,793	5,820

LIABILITIES
Current liabilities
Short-term debt and current maturities of long-term debt	206	228
Accounts payable and accrued expenses	2,781	2,815

Total current liabilities	2,987	3,043
Long-term debt	1,325	1,335
Other liabilities	99	103

Total liabilities	4,411	4,481

Minority Interests	—	—
SHAREHOLDERS’ EQUITY	1,382	1,339

Total liabilities and shareholders’ equity	5,793	5,820

Consolidated Statement of Cash Flows

EURO MILLIONS	Three months ended
	March 30, 2003	March 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	64	68
Adjustments to reconcile net income to net cash and cash equivalents from operating activities:
Depreciation	34	34
Amortisation	1
Utilisation of restructuring reserve	(1)	(3)
Other charges	10	14
Changes in operating assets and liabilities, net of acquisitions:
Trade accounts receivable	37	118
Accounts payable and accrued expenses	(72)	(196)
Other current assets	7	(37)
Non-current assets and liabilities	8	4

Cash flows from operating activities	88	2

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(17)	(30)
Other investing activities	(1)	(1)

Cash flows used in investing activities	(18)	(31)

CASH FLOW FROM FINANCING ACTIVITIES
Net increase/(decrease) in short-term debt	(21)	(142)
Increase in long-term debt	—	3
Repayment of long-term debt	—	(1)
Common stock options exercised	—	9
Other financing activities	27	(18)

Cash flows from/(used in) financing activities	6	(149)

Effect of exchange rate changes on cash	(11)	(8)

Net increase/(decrease) in cash and cash equivalents	65	(186)
Cash and cash equivalents:
Beginning of period	212	373

End of period	277	187

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

Date	15 April 2003	By:	/s/ Felix Weber
Felix Weber
Chief Financial Officer

Date	15 April 2003	By:	/s/ Hans. R. Brütsch
Hans. R. Brütsch
Corporate Secretary